Exhibit 99.7

PRESS RELEASE

Plastic Recycling: TotalEnergies and New Hope Energy

partner on U.S. Advanced Recycling Project

Houston/Paris, May 18, 2022 – TotalEnergies and New Hope Energy today announced a commercial agreement under which New Hope Energy will build an advanced recycling plant in Texas to transform end-of-life plastic waste into a recycled feedstock that TotalEnergies will partly purchase and convert into virgin-quality polymers, which can be used for food-grade packaging.

The New Hope Energy plant is expected to start production in 2025 and will use a patented pyrolysis technology that was developed in partnership with Lummus Technology to process and convert more than 310,000 tons per year of mixed plastic waste that would otherwise be destined for landfill or incineration. TotalEnergies will use 100,000 tons of Recycled Polymer Feedstock (RPF) in its Texas-based production units to manufacture high-quality polymers suitable for food-grade applications such as flexible and rigid food packaging containers.

“We are pleased to partner with New Hope Energy, which offers a promising technology and the ability to scale. This new project is another concrete and significant step TotalEnergies is taking to address the challenge of plastic recycling and meet our goal of producing 30% circular polymers by 2030,” said Valérie Goff, Senior Vice President, Polymers at TotalEnergies.

“TotalEnergies understands the need to increase recycling in the U.S. and abroad, and their 2030 renewable polymer goal is a testament of their commitment to the circular economy,” said Rusty Combs, Chief Executive Officer of New Hope Energy. “Our partnership with Lummus has allowed us to provide the scale and reliability necessary to support them in this mission.”

“The ability to effectively and economically convert waste plastics to pyrolysis oil for further use is a critical step in achieving a true circular economy,” said Leon de Bruyn, President and Chief Executive Officer of Lummus Technology. “Supporting TotalEnergies in reaching their sustainability goals is exactly what our integrated processing solutions are designed to do.”

***

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

About New Hope Energy

New Hope Energy is a pioneer in the field of chemical recycling.  Their first plant has been successfully operating in Tyler Texas since 2018, with a current expansion underway which will make it the largest pyrolysis facility in the world.  New Hope Energy is developing additional projects to support the circular economy through the conversion of waste plastic into renewable chemical feedstock. To learn more, visit https://newhopeenergy.com.

About the Lummus New Hope technology

Lummus New Hope plastics pyrolysis technology converts end-of-life plastic into feedstock to produce recycled plastics, diverting waste away from landfills or the environment. Part of a partnership formed in 2020 between New Hope Energy and Lummus, the technology combines Lummus’ strength to license, scale-up and further develop process technology with New Hope Energy operational experience and waste conversion technology.

TotalEnergies Contacts

•	Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR
•	Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

New Hope Energy contact

•	Media Relations: Ariel Herr | +1 469 235 2708 | arielcherr@gmail.com
•	Inquiries: Tom Sheehy I +1 214 697 2086 I tsheehy@newhopeenergy.com

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).